July 28, 2011

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-0404

Re:          ONEOK Partners, L.P.
Form 10-K for Year Ended December 31, 2010
Filed February 22, 2011
File No.  1-12202

Dear Ms. Thompson:

This letter is to respond to the Securities and Exchange Commission Staff’s letter of comment dated July 21, 2011, concerning the referenced filing of ONEOK Partners, L.P. (“ONEOK Partners”).

ONEOK Partners Debt Guarantee, page 80

1.
We note that your senior notes are fully and unconditionally guaranteed on a senior unsecured basis by the Intermediate Partnership. We further note that you did not provide separate financial statements of the Intermediate Partnership under Rule 3-10(a)(1) of Regulation S-X or provide condensed consolidating financial information under Rule 3-10(e) of Regulation S-X to the extent that you believe that exemption applies. Please provide us with your analysis of the required financial statements and disclosures under Rule 3-10 of Regulation S-X. To the extent that you believe that you qualify for solely narrative disclosure under Note 2 of Rule 3-10(e), please reconcile your assertion that any direct or indirect subsidiaries other than the Intermediate Partnership are minor to your disclosure in other documents filed with us that Intermediate Partnership is a holding company through which you own your interests in your operating subsidiaries.

Response:  We considered the requirements of Rule 3-10 in the preparation of our 2010 annual financial statements and concluded that we qualify for solely narrative disclosure under Note 2 of Rule 3-10(e).  A condition of Note 2 is that “any subsidiaries of the parent company other than the subsidiary guarantor are minor.” ONEOK Partners (the “parent company” in this context) has only two direct subsidiaries, ONEOK Partners Intermediate Limited Partnership (the “Intermediate Partnership”) (99.99% owned directly) and ONEOK ILP GP, L.L.C. (the “ILP GP”) (100% owned directly), the general partner and .01% owner of the Intermediate Partnership.  Together, ONEOK Partners’ ownership in the Intermediate Partnership is 100% as defined in Rule 3-10(h)(1).  The ILP GP has no operations or assets other than its investment in the Intermediate Partnership and meets the definition of minor in Rule 3-10(h)(6).  ONEOK Partners has no operations or assets other than its investments in the Intermediate Partnership and the ILP GP.

ONEOK Partners, L.P.
100 West Fifth Street
Tulsa, OK 74103
www.oneokpartners.com

Because the Intermediate Partnership owns directly or indirectly the interests in all of our operating subsidiaries, the financial statements of the Intermediate Partnership are identical to the financial statements of the parent, ONEOK Partners, with the exception of the composition of equity accounts.  Accordingly, we believe no new or useful information would be provided by requiring separate financial statements of the Intermediate Partnership, which is why we believe solely narrative disclosure under Note 2 of Rule 3-10(e) is permitted.

2.
If you conclude that additional disclosures are required under Rule 3-10 of Regulation S-X, please reassess your disclosure controls and procedures in Item 9A and tell us the conclusions of your reassessment. If you conclude that disclosure controls and procedures were ineffective at December 31, 2010, please amend your filing and revise your disclosures accordingly. If you continue to believe disclosure controls and procedures are effective, please provide us with detailed explanations supporting your conclusion.

Response:  We believe our disclosures with respect to the Intermediate Partnership’s guarantee are complete and therefore, we have not undertaken a reassessment of our conclusions about the effectiveness of our disclosure controls and procedures in Item 9A.

M. Commitments and Contingencies, page 86

Legal Proceedings, page 87

3.
We note that you believe the final outcome of various litigation matters and claims will not have a material adverse effect on your results of operations, financial position or liquidity. It is unclear to us whether this statement is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

Response:  We have made an estimate of reasonably possible losses related to litigation matters and claims and have concluded that the amount, both for each individual matter and in the aggregate, is not material to our consolidated financial position, results of operations or cash flows.  We will include a statement to that effect in future filings to the extent it remains applicable.

N. Segments, page 87

4.
We note you realigned your reportable segments from four reportable segments to three in fiscal year 2009. We further note that you combined your prior natural gas liquids gathering and fractionalization segment with your natural gas liquids pipeline segment to create your current natural gas liquids reporting segment. Please tell us your basis for changing your reportable segments. In doing so, tell us whether natural gas liquids gathering and fractionalization and natural gas liquids pipeline continue to be separate operating segments that have been aggregated or whether they are no longer separate operating segments. If they are no longer operating segments, please explain how they do not meet the criteria in ASC 280-10-50-1. If they are aggregated, please provide us with your detailed analysis of the factors specified in ASC 280-10-50-11, including similar long-term average gross margin, to support this aggregation, and also provide us with your analysis under ASC 280-10-50-12 demonstrating that they do not meet qualitative thresholds for separate reporting.

Response:  The operations in our former natural gas liquids pipelines and natural gas liquids gathering and fractionation segments were highly integrated, with the majority of our natural gas liquids pipeline revenues being derived from our natural gas liquids gathering and fractionation operations.  The former segments became increasingly integrated throughout 2008 and 2009, particularly following the completion of construction of the Overland Pass Pipeline and Arbuckle Pipeline in November 2008 and July 2009, respectively.  With the July 2009 announcement of the retirement of our former President and Chief Operating Officer, certain management responsibilities were reorganized and all of the natural gas liquids operations were consolidated under a new position – President - Natural Gas Liquids.

Internal management reporting packages provided to senior management, including reports provided to our Chief Operating Decision Maker (“CODM”), were revised in 2009 to show a single natural gas liquids segment, which serves as the basis for decision making about the allocation of resources and analyzing operating results.

Considering our CODM no longer receives separate information about the former segments, they do not meet requirement b) of ASC 280-10-50-1 and are therefore no longer operating segments by definition.  Thus, we have not aggregated two operating segments.

ONEOK Partners, L.P. hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (918) 588-7910, if you need clarification or additional information.

Sincerely,

/s/ Derek S. Reiners
Derek S. Reiners
Senior Vice President and Chief Accounting Officer